United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 19, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

19 October 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
12 October 2018	5,786	42.99	43.19	43.061134	CBOE BZX Equity Exchange (“BATS”)
12 October 2018	1,100	43.01	43.1	43.058182	Boston Stock Exchange (“BSE”)
12 October 2018	200	43.1	43.1	43.100000	BATS Global Markets Secondary Exchange (“BYX”)
12 October 2018	2,400	42.94	43.33	43.029167	CFX Alternative Trading (“CFX”)
12 October 2018	2,400	42.96	43.02	43.015000	IEX (“IEXG”)
12 October 2018	10,021	42.94	43.36	43.065260	NASDAQ
12 October 2018	100	43.01	43.01	43.010000	NYSE National Exchange (“NSX”)
12 October 2018	11,865	42.95	43.36	43.063325	New York Stock Exchange (“NYSE”)
12 October 2018	43,610	42.82	43.36	43.030407	OTC Markets (“OTC”)
12 October 2018	110,503	42.73	43.36	43.053601	NYSE Arca (“PSE”)
12 October 2018	200	43.01	43.04	43.025000	CBOE EDGA Equity Exchange (“XDEA”)
12 October 2018	1,815	42.79	43.19	43.024022	CBOE EDGX Equity Exchange (“XDEX”)
15 October 2018	160,000	43.17	43.74	43.485090	NSYE

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16 October 2018	12,201	43.8	44.69	44.193912	BATS
16 October 2018	400	43.83	44.68	44.432500	BSE
16 October 2018	100	44.68	44.68	44.680000	BYX
16 October 2018	6,800	43.83	44.745	44.182721	CFX
16 October 2018	400	43.91	44.08	43.962500	IEXG
16 October 2018	120,241	43.75	44.75	44.249618	NASDAQ
16 October 2018	397	43.91	43.95	43.929849	NSX
16 October 2018	5,291	43.92	44.75	44.477997	NYSE
16 October 2018	13,600	43.81	44.745	44.199412	OTC
16 October 2018	105	43.95	44.52	43.977143	PSE
16 October 2018	100	43.87	43.87	43.870000	XDEA
16 October 2018	365	43.83	44.54	44.150959	XDEX
17 October 2018	150,000	44.73	45.6	45.278748	NYSE
18 October 2018	3,500	44.75	44.99	44.963143	BATS
18 October 2018	200	44.99	44.99	44.990000	BSE
18 October 2018	1,000	44.95	44.985	44.959000	CFX
18 October 2018	1,500	44.985	44.99	44.985333	IEXG
18 October 2018	513	44.75	44.99	44.936160	NASDAQ
18 October 2018	100	44.99	44.99	44.990000	NSX
18 October 2018	185,432	44.65	45.27	44.948284	NYSE
18 October 2018	6,400	44.95	44.99	44.976250	OTC
18 October 2018	755	44.94	44.985	44.963841	PSE
18 October 2018	600	44.985	44.99	44.987500	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	12, 15, 16, 17 and 18 October
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4251/181019_Weekly_Buyback_Programme_indiv_trade_details_Cover_page-FINAL.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 19, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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